UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2023

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 11, 2023, Oculis Holding AG (the “Registrant”) held a R&D Day: Retina, and gave a presentation regarding updates on its clinical programs, including with respect to its OCS-01 diabetic macular edema (DME) DIAMOND program: the recent stage 1 read-out of the DIAMOND trial and plans for the upcoming DIAMOND 1 and DIAMOND 2 trials, its OCS-01 LEOPARD trial: an investigator-led study to assess safety and efficacy of OCS-01 in uveitic and post-surgical macular edema, and its OCS-05 ACUITY trial: a first-in-patient trial in France to assess safety of OCS-05 for treatment of acute optic neuritis. The presentation is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Form 6-K, including Exhibit 99.1, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description

99.1	Presentation dated July 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: July 12, 2023	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer